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                                                            Exhibit (a)(10)

     JC Penney


     FOR IMMEDIATE RELEASE

     JCPENNEY COMPLETES TENDER
     OFFER FOR ECKERD

                PLANO, TX, December 9 -- J. C. Penney Company, Inc. (JCP/NYSE) announced today that the cash tender offer by its subsidiary, Omega Acquisition Corporation, for approximately
     35.3 million shares of common stock of Eckerd Corporation (ECK/NYSE) terminated at 12:00 Midnight, New York City time, on December 6, 1996. As of the expiration of the tender offer, approximately 59.3 million shares of common stock had been tendered, including 14,509,614 shares tendered according to the guaranteed delivery provision in the Offer to Purchase. JCPenney has accepted approximately 35.3 million shares for payment or approximately 59.5 per cent of shares tendered. It is anticipated that the final proration percentage will be announced and payment for the shares will be made within the next seven business days. As a result of the tender offer, JCPenney beneficially owns approximately 50.1 per cent of the total number of outstanding shares of Eckerd.

                Under the merger agreement among JCPenney, Omega Acquisition Corporation, and Eckerd, and subsequent to an Eckerd stockholder vote, Eckerd will be merged into Omega Acquisition Corporation. In the merger, Eckerd stockholders will receive 0.6604 of a share of JCPenney stock or, in certain circumstances, $35.00 in cash, for each remaining Eckerd share not purchased in the tender offer. The merger is expected to be completed during the first quarter of 1997.


     Contact:   Duncan Muir
                (972) 431-1329

     12/9/96